Exhibit 99.4

CORPORATE PARTICIPANTS

Harout Semerjian

President & Chief Executive Officer, GlycoMimetics, Inc.

Jonathan Violin, PhD

Chief Executive Officer, CRESCENT Biopharma, Inc.

MANAGEMENT DISCUSSION SECTION

Operator: Good morning, ladies and gentlemen. Thank you for standing by. Welcome to the GlycoMimetics-CRESCENT Biopharma Transaction Conference Call. I would also like to remind you that this call is being recorded for replay.

I will now turn the conference over to Christian Dineen-Long.

Christian Dineen-Long

Thank you and good morning. Before we begin, I'd like to remind you that during this call, we may make forward-looking statements. These statements include the expectations of both GlycoMimetic’s and Crescent’s management teams regarding the future. Statements including but not limited to those referring to the timing of the transaction’s close, the expected investment amount related to the transaction, the use of proceeds, the cash balance of the combined entities at closing - including the expected cash runway, the sufficiency of post-transaction resources to advance Crescent’s pipeline through key milestones, and expectations for programs CR-001, CR-002, and CR-003, including their target product profiles and the timing of clinical trials, are subject to certain risks and uncertainties.

Our actual results may differ materially from expectations. For a discussion of risks and uncertainties, please review the descriptions included under the heading “Risk Factors” and “Business” in GlycoMimetics’s most recent Annual Report on Form 10-K filed with the SEC, as well as other SEC filings made by GlycoMimetics from time to time. These filings are available through the website maintained by the SEC at www.sec.gov and also available on GLYCOMIMETICS's website.

All forward-looking statements are made as of today's date. Except to the extent required by law, we do not undertake any obligation to update any forward-looking statements. We also caution you against placing undue reliance on any forward-looking statements.

I will now turn the conference over to Harout Semerjian, President & Chief Executive Officer of GlycoMimetics.

Harout Semerjian

President & Chief Executive Officer, GlycoMimetics, Inc

Thank you Christian. Joining me on today's call is Jonathan Violin, the Chief Executive Officer of CRESCENT Biopharma, who is expected to become the interim Chief Executive Officer of the company following the closing of the transaction. I will review the details of our proposed acquisition agreement with CRESCENT BIOPHARMA and the pre-closing private placement by leading biotech investors to support the Crescent programs. Jonathan will then provide an overview of CRESCENT, its strategy, and pipeline.

As you saw in our press release this morning, GlycoMimetics and Crescent, a private company, have entered into an acquisition agreement for GlycoMimetics to acquire Crescent in an all-stock transaction. Upon completion of the acquisition, the combined company plans to operate under the name Crescent Biopharma, Inc.

The companies’ combined cash position includes a $200 million pre-closing private placement in Crescent, consisting of common stock and common stock equivalents offered to a syndicate of investors led by Fairmount, Venrock Healthcare Capital Partners, BVF Partners, and a large investment management firm, with participation from Paradigm BioCapital, RTW Investments, Blackstone Multi-Asset Investing, Frazier Life Sciences, Commodore Capital, Perceptive Advisers, Deep Track Capital, Boxer Capital Management, Soleus, Logos Capital, Driehaus Capital Management, Braidwell LP, and Wellington Management. With this capital, we are confident Crescent is well-equipped to advance through key value-driving milestones to support it’s pipeline development strategy.

After the closing of the proposed agreements, the company's cash balance is expected to provide runway through 2027. Under the terms of the agreement, the pre-merger GLYCOMIMETICS shareholders are expected to own approximately 3.1% of the combined company and the pre-acquisition CRESCENT stockholders, inclusive of those participating in the CRESCENT pre-closing financing, are expected to own approximately 96.9% of the combined company.

The percentage of the combined company that GLYCOMIMETICS shareholders will own as of the close of the acquisition is subject to adjustments based on the amount of GLYCOMIMETICS's net cash at the closing date.

We would like to thank the GLYCOMIMETICS and CRESCENT board members for their commitment and support as they have approved the transaction, which is, of course, subject to stockholder approval and customary closing conditions. We expect the merger transaction to close in the second quarter of 2025.

We at GLYCOMIMETICS have been impressed with the leadership at CRESCENT and have confidence in their ability to deliver on their strategy going forward. Our decision to pursue this agreement with CRESCENT follows an extensive review of strategic alternatives by our board and management team and we are confident this represents the best path forward for the Company and its shareholders. We believe the Company is well positioned to carry forward the mission of improving the lives of patients.

Now, I'd like to pass it over to Jonathan Violin, CEO of CRESCENT BIOPHARMA. Over to you, Jonathan.

Jonathan Violin

Chief Executive Officer, CRESCENT BIOPHARMA, Inc.

Thank you, Harout, and good morning, everyone. First off, I want to thank the GLYCOMIMETICS management team and board for their confidence in our team and our company's strategy.

Before we jump in, I'd like to point out that our listeners can access additional information on CRESCENT in our corporate presentation, which has been uploaded to the CRESCENT website at www.CRESCENTbiopharma.com.

We're thrilled today to have the opportunity to tell you about CRESCENT BIOPHARMA and our plans to advance a pipeline of novel, precision-engineered biologics that we believe could meaningfully advance the standard of care for patients with solid tumors.

CRESCENT's pipeline consists of 3 programs which originated at Paragon Therapeutics. Paragon has a biologics engineering team with deep experience in discovering and developing novel, complex biologics, including bispecifics and antibody-drug conjugates. This is the same team that discovered the molecules that launched Apogee, Spyre, Oruka, and Jade over the last few years.

Each of our 3 programs were designed to optimize efficacy and safety by leveraging proven science to de-risk each program and provide the conviction we believe is necessary to aggressively accelerate development.

Our lead program, CR-001, is a tetravalent PD-1 x VEGF bispecific antibody that was carefully designed to recapitulate the unique cooperative binding that led to the breakthrough performance delivered by ivonescimab. As you know, ivonescimab recently beat the market leading anti-PD-1 antibody, pembrolizumab, in a head-to-head Phase 3 trial in non-small cell lung cancer (NSCLC). This was the first time pembrolizumab had been beaten in a Phase 3 head to head trial, and ivonescimab did so by delivering nearly a halving of progression free survival coupled with a compelling safety profile. The remarkable result derives from the novel, differentiated MOA of ivonescimab– it’s a tetravalent bispecific antibody that imparts cooperative binding of VEGF and PD-1 bispecific blockade, meaning it’s most active in the presence of both VEGF and PD-1. This enables the molecule to deliver benefits to patients that are more than the sum of its parts, and to do so safely. This novel format enables VEGF to create “daisy chains” of drug molecule, linking them together and increasing the potency for PD-1 blockade. This unique design also may enable localization of drug to the tumor microenvironment, which may help reduce systemic toxicity.

This is a true breakthrough. Immuno-oncology is a tricky space, as the oncology field has come to learn over the last decade. Enhancing the remarkable immune effects of the PD-1 class is not easy, and if you do find a way to enhance the effects, doing so safely can be challenging. This is why the field’s efforts to improve upon PD-1 has been littered with failures. Adding the profound effects of VEGF inhibition to the equation further highlights the importance of threading the safety needle with molecule design.

We intentionally designed our molecule to replicate the pharmacology and pharmacokinetics of ivonescimab – to be the best version of this structural format - in order to avoid disrupting the balance of activities that have shown such striking promise in clinical trials. We considered many other changes to this structure as we were designing CR-001, even small ones that could lead to some potential improvement, but each time our team concluded the new design may actually increase the risks to efficacy, safety, or both, and no matter what, it would make it hard for us – and our investors - to assign a similarly compelling probability of success to CR-001.

Like ivonescimab, CR-001 comprises the bevacizumab sequence to block VEGF and enable daisy-chaining, whereby VEGF dimers bridge CR-001 molecules to create a molecular chain of active drug. And it is enabling the specific level of Ivonescimab daisy chaining, no less, no more. In addition, like ivonescimab the bevacizumab domain is Fc silenced to reduce risk of AEs, and is attached to stable scFv domains targeting PD-1. In our case, we have used proprietary engineering of an scFv domain that targets the same epitope as pembrolizumab. Of all the approaches to blocking the PD-1 axis, if you can find a way to hit the epitope of the current market leader – to leverage all the clinical trials teaching us how blocking this epitope translates to outcomes - then we believe you should. And we’ve done so with targeted engineering to create highly stable scFv domains, an important factor in manufacturing this class of drug. So to summarize: CR-001 is a purpose built molecule, designed to recapitulate precisely the pharmacology of ivonescimab, and to enhance stability and manufacturability – we’re very excited about this new molecule, and we have filed provisional patents to cover composition of matter.

The CR-001 program is currently undergoing IND-enabling work, and is on track for an IND filing in 4Q25 or 1Q26. We anticipate we’ll have our first clinical data in the second half of 2026 – which will include interim Phase 1 data in patients with solid tumors. Because we’ve designed 001 precisely to recapitulate ivonescimab pharmacology, the initial clinical data offers a substantial opportunity to de-risk our development plans, something unique to our construct. We aim to show that 001 behaves well, with the expected exposure and pharmacokinetics, along with preliminary PD and tumor response data, so we can gain confidence that data from just a few dozen patients can connect the dots back to the data produced from the hundreds of patients treated with ivonescimab. This is an unusual position to be in – if we’d designed some different pharmacology, or structural features, compared to ivonescimab, we’d be viewed as a “novel” program in immuno-oncology, and we would need hundreds of patients worth of data to generate confidence in both the efficacy and the safety to accelerate development.

Instead, given our design, we believe our early data can generate the confidence to rapidly advance to late stage development, where we can pursue two parallel paths that we'll describe at a high level today.

Firstly, we can focus on first in class opportunities where we believe there is a high probability of success on hitting both PFS and OS, and which offer an efficient development path the Crescent team can execute. The VEGF and PD1/PD-L1 class is approved in dozens of indications, so there’s a rich landscape to mine, and we’ve identified several potential opportunities to prioritize that we are very enthusiastic about. We look forward to disclosing more detail in the future .

Secondly: there are about to be numerous large ph III studies, launched by Summit and BioNTech, largely in 1st line of a variety of major tumor types like NSCLC. We plan to be fully enabled with the appropriate drug combinations to leverage data produced by those trials to support our clinical development strategy. Again, given our design and the functional similarities of CR-001 to Ivonescimab, we feel we will be uniquely positioned to leverage those datasets with confidence – something we couldn’t do if we had a molecule that behaved differently, and thus wouldn’t provide that connection back to what safely worked.

We know the ivonescimab data has catalyzed massive interest in advancing next generation checkpoint inhibitor therapy – the PD1/PDL1 class is currently a $50B market and growing, so when something beats the leader of such a large and important drug class, we expect competition. We anticipate this will be similar to what we have seen recently in the obesity field - and we believe we have the advantage of strategic design. CR-001 was crafted specifically to thread the same immunotherapy needle as ivonescimab, putting us in a strong competitive position. With today’s transaction and the support of the leading biotech investors who have funded us, we are well positioned to deliver on our mission of building a world-class solid tumor oncology company.

Before I end, I should also note that we believe firmly in the power of optionality, and the value of a rich pipeline. That’s why we’re so pleased to have CR-002 as a second program, advancing quickly to clinic just a few quarters behind 001. We’re not disclosing details yet, but CR-002 targets a highly compelling pathway with a topoisomerase inhibitor payload. Topoisomerase inhibitor payloads have produced profound results across a variety of targets and tumor types, with increased efficacy and less of the debilitating peripheral neuropathy associated with auristatins; we’ve seen this for HER2 antibodies in breast, NSCLC, and gastric cancers, and also for TROP2 antibodies in breast and NSCLC - just to name a few. We hope to see the same benefits for CR-002 - with the chance to be first in class. The Paragon team has crafted CR-002 specifically for this purpose – the mAb is designed to overcome limitations that will hinder robust ADC efficacy for some of the other existing antibodies for this target. We’re not saying more about CR-002 solely for competitive reasons but are excited to unveil this program in due course.

We also have a third program in our pipeline – another ADC to a different target, again with a topoisomerase inhibitor payload. We’ll be excited to share more about that program when the time is right.

Together we believe the 3 programs in our pipeline represent an exciting opportunity –, offering best in class efficacy while balancing safety, with the potential for combinations to drive even further efficacy for patients living with deadly solid tumors. We’re thrilled to have the opportunity to move these programs forward.

We’re grateful for the level of support we saw in this fundraising from a group of leading biotech investors and healthcare-focused mutual funds. The robust [over-subscribed] private investment of [$XXX] we announced today funds the advancement of all 3 of our pipeline programs, and will fund CR-001 through initial dose escalation data in solid tumor patients which we anticipate will be delivered in the second half of 2026. Our funding provides the company cash runway through 2027.

We are excited by the opportunity that comes with building a biotechnology company focused on developing new therapies for patients with solid tumors. We are driven by the potential our pipeline offers to patients and we are eager to help innovate within the treatment landscape for oncology. Our team is working diligently to deliver on the goal of bringing best-in-class therapies to patients with solid tumors.

With that, I'll conclude my remarks and hand the call back to the operator. Thanks for joining the call today.

Operator: Ladies and gentlemen, this concludes our conference for [ph] today (12:57). All parties may now disconnect.